

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

VIA FACSIMILE AND U.S. MAIL

August 13, 2009

Roy A. Rumbough
Chief Financial Officer
Lennox International, Inc.
2140 Lake Park Blvd.
Richardson, Texas 75080

   RE: Lennox International, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2008
      Forms 10-Q for Fiscal Quarter Ended March 31, 2009 and
      June 30, 2009
      Definitive Proxy Statement filed April 17, 2009
      File No. 1-15149

Dear Mr. Rumbough:

  We have completed our review of your Form 10-K and related filings and have no further comments at this time.

  If you have any further questions regarding our review of legal or disclosure matters in your filings, please direct them to Chambre Malone, Attorney, at (202) 551-3262 or, in her absence, Jay Ingram, Legal Branch Chief, at (202) 551-3397. Please contact Ernest Greene, Staff Accountant, at (202) 551-3733 or, in his absence, the undersigned at (202) 551-3689, if you have questions regarding our review of the financial statements and related matters.

          Sincerely,

          John Hartz
          Senior Assistant
          Chief Accountant